SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A. C.N.P.J 02.558.144/0001-93 - N.I.R.E. nº 29300023892 (Publicly-held Company)

MINUTES OF THE REGULAR AND SPECIAL MEETINGS OF SHAREHOLDERS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A. , HELD ON MARCH 28, 2005 .

1.  DATE, TIME AND PLACE: Meetings instated and held on March 28, 2005 , at 02:00 p.m. , on Rua Silveira Martins n.º 1036, módulo 1, Salvador , Bahia .

2.  CALL NOTICE: The meetings were called through first call notice published in the Bahia State Official Gazette, on February 23, 24 and 25, 2005 (Volume 4, page 1, respectively), in "A Tarde" newspaper, on February 23, 24 and 25, 2005 (pages 17, 14 and 21, respectively), and in "Gazeta Mercantil" newspaper, on February 23, 24, 25, 26 and 27 (pages A7, A17 and A9, respectively).

3.  AGENDA:

Of the Regular Meeting of Shareholders (AGO):

(1)  To receive the Management's Report, examine, discuss and vote the financial statements of the company, relating to fiscal year ended on 12.31.2004;

(2)  To elect the members of the Audit Committee of the Company; and

(3)  To set the overall annual compensation of the directors/officers and the individual compensation of the members of the Audit Committee.

Of the Special Meeting of Shareholders (AGE) : to make resolutions on the following proposals of the Board of Directors:

(1)  to confirm the wording of article 5 of the Articles of Incorporation, as suggested by the Board of Directors at a meeting held on 03.30.04, which approved the increase in the capital stock of the company, resulting from the capitalization of the controlling shareholders' credit arising out of the use of the tax benefit resulting from premium of previous fiscal years, put into effect in the wholly-owned subsidiaries;

(2)  to confirm the cancellation of the 51,355,078 registered/book-entry type shares, with no face value, being 252,498 common shares and 51,102,580 preferred shares, held as treasury stock, arising out of reimbursement to shareholders who dissented from the corporate reorganization approved at a Special Meeting of Shareholders which resulted from the merger of the controlled companies' shares and the reduction in the capital stock, from R$ 306,375,313.72 to R$ 306,340,505.99, in compliance with paragraph 6 of Art. 45 of Law no. 6404/76, amended by Law no. 9457/97;

(3)  to group the 480,618,117,605 registered/book-entry type shares, with no face value, being 167,232,225,653 common shares and 313,385,891,952 preferred shares, of the Capital Stock, in the proportion of fifty thousand (50,000) shares for one (1) share of the respective type, converting them into 9,612,363 registered/book-entry type shares, with no face value, being 3,344,645 common shares and 6,267,718 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, with consequent amendment to article 5 of the Articles of Incorporation;

(4)  in consequence of the proposal for grouping of shares, to amend article 4 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to one trillion and four hundred billion (1,400,000,000,000) shares to twenty-eight million (28,000,000) shares.

(5)  ATTENDEES : The meeting was attended by shareholders representing more than two thirds (2/3) of the voting capital, as recorded and signed in the Shareholders Attendance Book, as well as by Mr. Javier Rodríguez García – Vice-President for Technology and Networks, Mr. Ícaro Pinho, representing Deloitte Touche Tohmatsu Auditores Independentes, Mr. Wolney Querino Schuler Carvalho, representing the Audit Committee, and Mrs. Sônia Cristina Abreu de Albuquerque Mello, the Company's Accountant.

5. PRESIDING BOARD : Evandro Luis Pippi Kruel - Chairman of the Meeting, and Simone Wilches Braga – Secretary of the Meeting.

6.  RESOLUTIONS :

6.1.  Upon starting with the businesses of the meeting, the Chairman made it clear that the minutes of the meeting would be drawn-up as a summary of the facts occurred therein, containing solely a transcript of the resolutions made, as permitted in article 130, § 1 of the Joint-Stock Corporations Act, and informed that documents or proposals, vote or dissenting statements regarding the matters to be resolved should be submitted in writing to the Presiding Board which, for such purpose, would be represented by the Secretary of the Meeting. The Chairman further explained that due to the non-payment of dividends for three (03) consecutive fiscal years, the holders of preferred shares vested their voting rights, under the terms of Law no. 6404/76 and of the Company's Articles of Incorporation. Thus, in relation to item " 1" of the agenda, the Chairman informed that the pertinent documents relating to the management's report were available to the shareholders. Such documents include: the Management Report, the Financial Statements, together with the Independent Auditors' Opinion, and the Audit Committee Opinion, all of them referring to the fiscal year ended on 12.31.2004. Following, the Chairman proposed and the attendees accepted to waive the reading of the referred documents, since they were known to all of them present to the meeting, which documents, in compliance with the due legal provisions, were published in the Bahia State Official Gazette (pages 02 to 15), issue of February 19, 2005; in "A Tarde" newspaper (pages 22 to 27) and in "Gazeta Mercantil" (pages C-23 to C-28), issue of February 18, 2005. Upon being submitted to discussion and, following, to voting, with those legally prohibited having refrained themselves from voting, the matter contained in item 1 of the agenda was approved by unanimous vote of the shareholders present to the meeting, whereby the Management Report, the Financial Statements, together with the Independent Auditors' Opinion and the Audit Committee Opinion for fiscal year ended on 12.31.2004 were fully and expressly approved, without any reserve or restriction whatsoever.

6.2.  As for item " 2" of the agenda, which deals with election of members to the Audit Committee, after the nominations were duly received by the Presiding Board and the votes counted, the following members were elected to the Audit Committee of the Company: a) By the minority holders of common shares, representing 14.28%, represented by Miss Ana Paula de Carvalho Reis , at a separate voting, with the Controlling shareholder having refrained itself from voting, as full member , Mr. Gustavo Lessa Campos Netto, Brazilian, married, business manager and lawyer, holder of identity card RG nº 6.739.263-5, SSP/SP and of CPF (Individual Taxpayer Card) nº 034.683.908-40, residing and domiciled in the Capital of São Paulo State, at Praça Senador Lineu Prestes, 304, aptº 72, Vila Madalena and as deputy member , Mr. Onito Barnabé Barbosa Junior, Brazilian, married, engineer, holder of identity card RG nº 005.817. 985-4, IFP/RJ and of CPF (Individual Taxpayer Card) nº 805.011.097-49, residing and domiciled at Rua Voluntários da Pátria, 132, apt. 607, Botafogo, Rio de Janeiro/RJ; b) By the holders of the preferred shares representing 2,18% of such type of shares, shareholders Pólo HG – Fundo de Investimento em Títulos e Valores Mobiliários, Vinson Fund, LLC, at a separate voting, with the Controlling shareholder refraining itself from voting, as full member , Mr. Cláudio José Carvalho de Andrade , Brazilian, married, business manager, holder of identity card RG nº 4.4.08.508, SSP/BA and of CPF (Individual Taxpayer Card) nº 595.998.045-20, residing and domiciled at Av. das Américas 700, bloco 6, sala 342, Rio de Janeiro/RJ, CEP: 22640-100 and as deputy member , Mr. Daniel Vidal de Almeida , Brazilian , single, accountant, holder of Driver's License nº 00587658853/RJ and of CPF (Individual Taxpayer Card) nº 013.802.237-25, residing and domiciled at Av. das Américas 700, bloco 6, sala 342, Rio de Janeiro/RJ, CEP: 22640-100; c) By the general vote of holders of common shares, as full members, Wolney Querino Schüler Carvalho, Brazilian, married, accountant, holder of identity card nº 1.980.386-4, SSP/PR, enrolled with the CPF under nº 348.333.669-91, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Cônego Vicente Miguel Marino, 93, 3º andar, São Paulo/SP, CEP: 01135-020; Evandro Luis Pippi Kruel , Brazilian, married, lawyer, holder of OAB/RS (Brazilian Bar Association/RS Chapter) Card no. 18.780, enrolled with the CPF/MF sob o nº 315.671.000-82, residing and domiciled at Rua João Lira nº 122, aptº 601, Leblon, Rio de Janeiro/RJ and Cleuton Augusto Alves, Brazilian, married, accountant, holder of identity card nº 674.786, SSP/DF, enrolled with the CPF under nº 239.615.461-34, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Cônego Vicente Miguel Marino, 93, 3º andar, São Paulo/SP, CEP: 01135-020 and as deputy members, Oswaldo Vieira Luz, Brazilian, married, accountant, holder of identity card RG nº 6.557.989, SSP/SP, enrolled with the CPF under nº 810.805.308-00, residing and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Cônego Vicente Miguel Marino, 93, 3º andar, São Paulo/ SP, CEP: 01135-020, Fabiana Faé Vicente Rodrigues , Brazilian, single, lawyer, holder of Identity Card RG nº 21.321.225, SSP/SP, enrolled with the CPF/MF under nº 177.777.148- 05, residing and domiciled in the City of São Paulo-SP, with offices at Av. Brigadeiro Faria Lima, 2277, 15º andar, 1503, Jardim Paulistano, São Paulo-SP and José Alberto Bittencourt da Câmara Graça, Brazilian, married, lawyer, holder of OAB/RJ (Brazilian Bar Association/RJ Chapter) Card nº 35.396, enrolled with the CPF/MF under nº 329.852.587-15, residing and domiciled at Rua Alexandre Ferreira, 181/501, Rio de Janeiro/RJ. The term of office of all the Members of the Audit Committee elected herein shall begin on this date and end on the date of the 2006 Annual Meeting of Shareholders, it being further declared that none of persons elected herein was charged of any crimes which might prevent them from exercising their duties.

6.3. As for item " 3" (three) of the agenda, which deals with the compensation of the members of the Executive Committee, Board of Directors and Audit Committee, it has been unanimously approved by the attendees, with abstention from voting of the shareholders represented by Mr. Antonio Luiz Calmon Navarro Teixeira da Silva Filho, that the annual overall compensation of the directors/officers will be six hundred and sixty-one thousand, six hundred and sixty-six reais and seventy-one cents (R$ 661,666.71), it being incumbent upon the Board of Directors to proceed to the distribution thereof among its members and the members of the Executive Committee. It has been further unanimously approved, with abstention from voting of the shareholders represented by Mr. Antonio Luiz Calmon Navarro Teixeira da Silva Filho, that the compensation of the members of the Audit Committee will be three thousand reais (R$3,000.00) monthly, with due regard to the provisions in Law 6404/76.

6.4. In connection with the matters in the agenda of the Special Meeting of Shareholders, as for item 1, it has been unanimously approved by the shareholders present to the meeting, with abstention from voting of the shareholders represented by Mr. Antonio Luiz Calmon Navarro Teixeira da Silva Filho, to ratify the wording of article 5 of the Articles of Incorporation, as suggested by the Board of Directors at a meeting held on 03.30.2005, which approved the increase in the capital stock of the company resulting from the capitalization of the controlling shareholders' credit arising out of the use of the tax benefit resulting from premium of previous fiscal years, put into effect in the wholly-owned subsidiaries, which shall hereinafter read as follows: " Art. 5 – The subscribed and fully paid-up capital stock is three hundred and six million, three hundred and seventy-five thousand, three hundred and thirteen reais and seventy-two cents (R$ 306,375,313.72), divided into four hundred and eighty billion, six hundred and sixty-nine million, four hundred and seventy-two thousand, six hundred and eighty-three (480,669,472,683) shares, of which one hundred and sixty-seven billion, two hundred and thirty-two million, four hundred and seventy-eight thousand, one hundred and fifty-one (167,232,478,151) are common shares and three hundred and thirteen billion, four hundred and thirty-six million, nine hundred and ninety-four thousand, five hundred and thirty-two (313,436,994,532) are preferred shares, all of them registered, of book-entry type, with no face value."

6.5. As for item " 2" of the agenda of the AGE (Special Meeting of Shareholders), the shareholders present to the meeting have unanimously approved the confirmation of the cancellation of the 51,355,078 registered / book-entry type shares, with no face value, being 252,498 common shares and 51,102,580 preferred shares, held as treasury stock, arising out of reimbursement to shareholders who dissented from the corporate reorganization approved at a Special Meeting of Shareholders which resulted from the merger of the controlled companies' shares and the reduction in the capital stock, from R$ 306,375,313.72 to R$ 306,340,505.99, in compliance with paragraph 6 of Art. 45 of Law no. 6404/76.

6.6. As for item " 3" of the agenda of the AGE, the shareholders present to the meeting have unanimously approved the proposal to group the 480,618,117,605 registered/book-entry type shares, with no face value, being 167,232,225,653 common shares and 313,385,891,952 preferred shares, of the Capital Stock, in the proportion of fifty thousand (50,000) shares for one (1) share of the respective type, converting them into 9,612,363 registered/book-entry type shares, with no face value, being 3,344,645 common shares and 6,267,718 preferred shares, in accordance with the provisions in Article 12 of Law no. 6404/76, the Executive Committee of the Company being authorized to implement all the acts necessary for this transaction to be carried out, in the following terms: (i) the shareholders of the Company will be granted a term from March 29, 2005 until May 03, 2005 for them, at their free and sole discretion, to adjust their stock positions, per types, in multiple lots of fifty thousand (50,000) shares, by trading through securities dealers authorized to operate by the BOVESPA; (ii) as from May 04, 2005, the shares of the capital stock of the Company shall not be trade unless they are grouped and for a price in Reais (R$) per share; (iii) on May 20, 2005, the all the fractional shares resulting from the Stock Grouping will be sold at an auction in the BOVESPA. The fractional shares shall be debited to the shareholders' positions, prior to the auction, and the sale proceeds shall be made available in the name of each holder of fractional shares on May 31, 2005; and (iv) as from May 04, 2005, each ADR will represent one (1) preferred share thereof. In face of the grouping herein approved, article 5 of the Articles of Incorporation shall hereinafter read as follows: " Art. 5 – The subscribed and fully paid-up capital stock is three hundred and six million, three hundred and forty thousand, five hundred and five reais and ninety-nine cents (R$ 306,340,505.99), divided into nine million, six hundred and twelve thousand, three hundred and sixty-three (9,612,363) shares, of which three million, three hundred and forty-four thousand, six hundred and forty-five (3,344,645) are common shares and six million, two hundred and sixty-seven thousand, seven hundred and eighteen (6,267,718) are preferred shares, all of them registered, of book-entry type, with no face value."

6.6. As for item " 4" of the agenda of the AGE, the shareholders present to the meeting have unanimously approved the proposal to amend article 4 of the Articles of Incorporation, as for the limit of the authorized capital, which limit is reduced from up to one trillion and four hundred billion (1,400,000,000,000) shares to twenty-eight million (28,000,000) shares, which article shall hereinafter read as follows: "Art. 4 – The Company may increase its capital stock up to the limit of twenty-eight million (28,000,000) shares, whether common or preferred, regardless of amendment to the articles of incorporation, the Board of Directors being the competent body to make resolutions on the increase and consequent issuance of new shares within the referred limit."

7.  APPROVAL AND SIGNATURES: After all the matters in the agenda were examined, the minutes of the meeting were read, approved and signed by the attendees, the shareholders being aware that the minutes were drawn-up in Summary form and, further, as permitted in § 2 of article 130 of Law no. 6404/76, they authorized the minutes to be published without showing the signatures of the shareholders. Salvador , March 28, 2005 . Signatures : Evandro Luis Pippi Kruel - Chairman of the Meeting; Simone Wilches Braga - Secretary of Meeting ; Sudestecel Participações S/A; Brasilcel N.V. and Avista Participações Ltda. - by Evandro Luis Pippi Kruel; Tagilo Participações Ltda. - Simone Wilches Braga; Capital International Emerging Markets Fund - by Daniel Alves Ferreira; Latinvest Holdings Delaware , LLC; Latinvest Partners Delaware , LLC; Latinvest Fund Delaware , LLC; Globalvest Hedge Delaware , LLC; Globalvest Octane Value Fund Delaware , LLC; Brazvest Fund Delaware , LLC; Utilitivest II Delaware , LLC; Utilitivest III Delaware , LLC - by Ana Paula de Carvalho Reis; Pólo HG – Fundo de Investimento em Títulos e Valores Mobiliários; Vinson Fund, LLC - by Antonio Luiz Calmon Navarro Teixeira da Silva Filho.

I hereby certify that this is faithful copy of the original minutes that were drawn-up in the proper book.

Evandro Luis Pippi Kruel

Chairman of the Meeting – OAB/RS nº 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.